It's been a while—here's access to our largest Banksy ever. Inbox ×

M

Masterworks <notification@masterworks.com>
to me

Sam,

It's been a while since your last investment with us and we'd love to have you back—especially for an offering like this.

Banksy's *Stop & Search* is already 86% funded, and for good reason. Not only is Banksy one of the most compelling names in contemporary art, this painting in particular is a rare opportunity: it's the largest Banksy we've ever offered—and until now, it's never been shown publicly.



If you're considering just one new investment this year, this might be the one.

That's both because of Banksy's market:

- 32% annualized net return on an exit (392 days held)
- 97% track record of repeat sale appreciation (30 sales '06–'24)
- $425 million in career auction turnover

And because of this painting—it's the largest Banksy we've ever offered, and similar paintings have appreciated at a rate of 31% annually ('07–'24).

98% PROGRESS

Invest here, and view the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007